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[Letterhead of Formus Communications, Inc.]




February 18, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Re:  Formus Communications, Inc.
     Registration Statement on Form S-1
     (File No. 333-88567)

Ladies and Gentlemen:

On behalf of Formus Communications, Inc. (the "Company"), I hereby withdraw the above-captioned Registration Statement (the "Registration Statement") pursuant to Rules 477 and 478(c) under the Securities Act of 1933, as amended (the "Act"), and respectfully request the Commission consent to such withdrawal.

The Company is seeking this withdrawal because a change in the senior management of the Company does not make a public offering of the Company's securities feasible at this time.


Sincerely,


/s/ Bernard G. Dvorak

Bernard G. Dvorak
Chief Financial Officer